July 5, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-3628

Attn:	Dorrie Yale

Re:	Akcea Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-216949
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 27, 2017, in which we requested the acceleration of the effective date of the above-referenced registration statement for Thursday, June 29, 2017, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Akcea Therapeutics, Inc.

By:	/s/ Patrick R. O’Neil
Patrick R. O’Neil
Corporate Secretary

cc:	Paula Soteropoulos, Akcea Therapeutics, Inc.
Jeffrey M. Goldberg, Akcea Therapeutics, Inc.
Charles S. Kim, Cooley LLP
Nicole C. Brookshire, Cooley LLP
Sean Clayton, Cooley LLP
Richard C. Segal, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP